

17009536

TES
\NGE COMMISSION
C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 *A*
PART III *amendment*

FACING PAGE

SEC FILE NUMBER
8-67009

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott T. Taylor, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 Hillshire Drive

(No. and Street)

Willis   **TX**   **77318-4478**

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Taylor 832-8637635

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.

(Name – if individual, state last, first, middle name)

21320 Provincial Blvd., #100   **Katy**   **TX**   **77450**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Taylor _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott T. Taylor, Ltd. _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Pres. _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott T. Taylor, Ltd

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2016

Contents

Independent Auditors Report 3

Financial Statements 4

    Statement of Financial Condition 4

    Statement of Operations 5

    Statement of Cash Flows 6

    Statement of Changes in Ownership Equity 7

    Statement of Changes in Subordinated Liabilities 8

Notes to Financial Statements 9

Supplementary Schedules Pursuant to SEA Rule 17a-5 10

    Computation of Net Capital 10

    Computation of Net Capital Requirement 10

    Computation of Aggregate Indebtedness 10

    Computation of Reconciliation of Net Capital 10

    Statement Related to Uniform Net Capital Rule 11

    Statement Related to Exemptive Provision (Possession and Control) 11

    Statement Related to Material Inadequacies 11

    Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 12

    Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 13

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Scott T. Taylor, LTD
14482 Hillshire Drive
Willis TX 77318

Report on the Financial Statements

I have audited the accompanying financial statements of **Scott T. Taylor, LTD** (the "Company") which comprise the statement of financial condition as of **December 31, 2016,** and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. 1 conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. 1 believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

BRYANT A. GAUdETTE, CPA

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott T. Taylor, LTD as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
March 24, 2017

Scott T. Taylor, Ltd
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended 12/31/2016

Assets

Assets
Cash & cash equivalents	$28,916.87
Accounts Receivable	$25,333.62
Total Assets	$54,250.49

Liabilities and Members' Equity

Liabilities
Accounts payable and accrued expenses	$0.00
Total Liabilities	$0.00

Members' Equity
Members' Equity
Total Members' Equity	$54,250.49
Total Liabilities and Members' Equity	$54,250.49

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Operations
As of and for the Year-Ended 12/31/2016

Revenues

Commissions	$160,411.14
Interest	$41.58
Total Revenue	$160,452.72

Expenses

Regulatory Fees	$6,072.80
Other Operating Expenses	$59,100.00
Total Expenses	$65,172.80
Net Income	$95,279.92

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended 12/31/2016

Cash Flows from Operating Activities

Net Income	$95,279.92
Acct Receivable	($25,333.62)
Net Cash Provided by Operating Activities	$69,946.30

Cash Flows from Financing Activates

Member Draws	($67,722.80)
Net Cash Used by Financing Activities	($67,722.87)
Net Increase in Cash and Cash Equivalents	$2,223.50
Cash & Cash Equivalents - Begging of year	$26,693.37
Cash & Cash Equivalents - End of year	$28,916.87

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended 12/31/2016

Balance at January 1, 2016	$26,693.37
Net Income	$95,279.92
Member Draws	($67,722.80)
Balance at December 31,2016	$54,250.49

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended 12/31/2016

Balance at January 1, 2016	$0.00
Increases	$0.00
Decreases	$0.00
Balance at December 31,2016	$0.00

The accompanying notes are an integral part of these financial statements.

1. Nature of Activities

Scott T. Taylor, Ltd (the "Company") is a Texas limited partnership that was formed in April 2005 and is a member of FINRA. The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEA Rule 15c3-3(k)(2)(i); Special reserve account for the benefit of customers maintained, however, the firm's business is presently limited to mutual fund and /or variable annuities only. The firm has had no occasion to open a special reserve account for the benefit of customer and has not taken any monies from customer; all customer transactions were in mutual fund and /or variable annuities only. The company does not hold funds or securities for or owe money or securities to customers or maintain margin accounts. The Company's revenues are from commission earned from various mutual funds.

2. Basis of Accounting
The financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

3. Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

4. Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus no federal income tax expense has been recorded in the financial statements. The Company is subject to Texas Franchise Tax but no tax is due this year and or was due in all previous years because the income is below the taxable threshold.

5. Revenue Recognition

Revenue is recognized at the time payment is received or earned from the mutual funds.

6. Use of Estimates

There was no use of estimates anywhere in these reports.

7. Subsequent Events

Management has reviewed the results of operations for the period of time from its year ended December 31, 2016, through March 24, 2017, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Scott T. Taylor, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Computation of Net Capital

Stockholder's Equity			$54,250.49
Non-Allowable Assets			
Receivables from Registered Investment Company		$ 25,33.62	
Total Non-Allowable Assets		$ 25,333.62	
Haircuts on Securities Positions			
Securities Haircuts	$ 0.00		
Undue Concentration Charges	0.00		
Total Haircuts on Securities Positions		$ 0.00	
Net Allowable Capital			$ 28,916.87

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	$23,916.87

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 12/31/2016	$28,917
Adjustments	
Increase (Decrease) in Equity*	25,333
(Increase) Decrease in Non-Allowable Assets*	(25,333)
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 28,917
Reconciled Difference	$ -

*hcrease of $25,333 in account receivables and non-allowable assets.

Scott T. Taylor, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2016, the Company had net capital of $28,917 which was $23,916 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special reserve account for the benefit of customers" maintained, however, the firm's business is presently limited to mutual fund and/or variable annuities only and the firm has had no occasion to open a special reserve account for the benefit of customers and has not taken in any monies from customers; all customer transactions were in mutual fund and /or variable annuities only.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIP report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e) (4) because it is reporting less than $500,000 in gross revenue. In addition the Company is exempt from membership and has attached a copy the executed form SIPC 3 Certification of Exclusion from Membership.

Scott T. Taylor, Ltd
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

<u>Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

Scott T. Taylor, Ltd.
Member FINRA

February 7, 2017

Bryant A. Gaudette
Suite 200
21320 Provincial Blvd
Katy TX 77450-7580

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Scott T. Taylor, Ltd:

1. Scott T. Taylor, Ltd claims exemption **15c3(k)(2)(i)** from 15c3;

2. Scott T. Taylor, Ltd has met the identified exemption from 01/01/2006 through 12/31/2016, without exception, unless, if applicable, as stated in number 3, below;

3. Scott T. Taylor, Ltd has had no exceptions to report this fiscal year.

Regards,

_____   _2-7-2017_

Scott T. Taylor   Date
President
Scott T. Taylor, Ltd

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT
15c3-3 (k)(2)(i)

Scott Taylor
Scott T. Taylor, LTD
14482 Hillshire Drive
Willis TX 77318

Dear Scott Taylor:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Scott T. Taylor, LTD identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Scott T. Taylor, LTD claimed an exemption from 17 C.F.R. § 240.15c3-3. Scott T. Taylor, LTD stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Scott T. Taylor, LTD's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott T. Taylor, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
March 24, 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 2016

8-

8-067009   FINRA   DEC   11/3/2005
SCOTT T TAYLOR LTD
14482 HILLSHIRE DR
WILLIS, TX 77318-4478

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2016_

—

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
      Interest on Assessments.
      ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.